Exhibit (a)(1)(I)
Hello, I’m Brit Wittman of the Human Resources department here at Intel, and for the next few minutes, I’ll explain some important aspects of Intel’s stock option exchange program.
I’ll cover the four things you need to consider before making a decision to exchange or keep your eligible grants. I’ll show you the “My Option Exchange” tool which you’ll use to model different scenarios for each of your grants and where you’ll register your decisions. Finally, I’ll review your next steps and key dates.
The stock option exchange is an opportunity for you to consider what to do with your underwater stock options — you can either keep them or exchange them for new stock options. But how do you make this decision? It may feel a bit overwhelming at first, but I’ll break it down into a few simple steps to help you determine the right decision for you on each of your eligible grants.
There are four factors you need to consider as you make your decision: The first is understanding your current grants; second is understanding the new grant you would receive should you choose to exchange; third is your expectations of Intel’s stock price growth; and fourth is the potential future value of your current and new grants. Let’s take a look at each of these in a little more depth...
First, you need to understand the details of your eligible grants. For each of your grants, you need to know the number of options, the grant prices, and the expiration dates. All these details will be loaded into the My Option Exchange tool. You also can find them on the UBS website, where you can always view the details of all your stock grants.
Second, you’ll want to understand the details of the new grant you would receive. If you exchange any or all of your eligible grants, you’ll receive a single new grant. Again, the pertinent information is the new grant price, expiration date, vesting schedule, and the number of new options in the grant.
Three of these factors are beyond your control: The new grant price will be the price of Intel stock on the grant date, which will be the last day of the exchange window. The expiration date will be seven years from the day of grant. And, the new grant will vest 25% per year over four years. The last factor — the number of new options you would receive — depends on how many current options you decide to exchange. So, how is the number of new options determined?

You may have read that the option exchange is intended to be “value for value”, in other words, employees will receive the same value in new options as the current options they exchange. The value of new stock options is derived using an accepted accounting formula called the Black-Scholes formula. This formula is also used to determine a current value for underwater stock options. Of course, underwater stock options will be less valuable according to the formula than new stock options, so it will take more than one underwater option to equal one new option.
By applying the formula to both the current and new options, a ratio can be established that results in equal value. The total value of your new options will equal the total value of all the options you choose to exchange. For example, if the Black-Scholes formula says your current underwater options are worth $2 each and the new options are worth $6 each, then the exchange ratio would be 3-to-1; meaning you would have to give up 3 current options (worth $2 each) to receive one new option worth $6. You’ll see that a ratio has been established for each eligible grant and you’ll be able to see how many new options you would receive for exchanging any of your current options. Now, you don’t need to go start up a spreadsheet, the My Option Exchange tool does all these calculations for you as you’ll see in a moment.
Now you might be wondering, if the value of the current options and the new options is the same, why bother? Well, it’s because the potential future value of these options can be very different. And that brings me to the third factor you need to consider to make your exchange decisions.
Determining whether it’s best for you to keep your current options or exchange for new ones really depends on what you think is going to happen to Intel’s stock price in the future. Do you think the stock price is going to go up? If so, how quickly will it climb? Or, instead, do you think it’ll stay level for awhile or decrease? Of course, when it comes to stock prices, no one can predict the future, and as the saying goes past performance is not a guarantee of future results. However, in order to make a decision on the exchange, you have to ask yourself how you expect the stock to perform. And on this point, I can’t provide any help — this is a voluntary program and these are individual decisions every participant must make. In fact, no one from the company is permitted to give you any advice on whether you should keep or exchange any of your grants — it’s your option.
The reason your expectations of Intel’s stock price growth are so important is that the potential future value of any of your options, current or new, is directly dependent upon it. And understanding the potential future value of your options is the fourth factor in determining whether to exchange or keep your grants. Now let’s put all these factors together to see how they’ll assist you in making these decisions.

As you can see, new stock options would begin to have value as soon as the stock rises above the current price (although they must vest before you would be able to realize this value). However, remember the exchange ratio — you exchange more current options for fewer new options. So, if the stock price were to climb high enough, there comes a point at which the value of the current options would exceed the value of the new ones because there are more of them. This is referred to as the “cross-over point”. Any stock price above the cross-over point would deliver more value if you kept your current options. At any stock price below the cross-over point, there would be more value in exchanging your options — but don’t forget to take vesting into account when you’re deciding.
So, as you look at all the data for your current and new grants and think about your expectations for Intel’s stock price growth, you need to consider one more critical element that impacts potential future value: the expiration date of your current grants. The question to ask yourself is: do my current options expire before or after they reach the cross-over point? If they expire before the crossover point, the new options would deliver more value. If they expire after the crossover point, your current options would have more potential future value.
If this all seems a bit complex, well... it is. But keep in mind the “My Option Exchange” tool is designed to make it easier for you to see how all this information comes together. Let’s run through some examples and then we’ll look at the tool so you can see what you’ll be working with.
Let’s look at a hypothetical employee: Wendy Wimax. Wendy took the first step and looked at her current options. One of her grants has 65 options with a grant price of $21.52 and they expire in 2014. She learned that the exchange ratio for this grant is 1.3:1 so she would receive 50 new options in exchange for her 65 current options. The grant price for the new options would be set at the end of the exchange window, but let’s assume a price near Intel’s current price; let’s say $19 for this example. Now it’s time to model the potential future value of these grants. First, Wendy looks at what happens with a growth assumption for Intel stock of 5% a year. Under this scenario, in 2013 the stock would be at about $23 and Wendy’s current options would be worth around $100. If she exchanged this grant, her new options would be worth around $200 in 2013 — so she’s about $100 ahead if she exchanges this grant in this scenario.
Now, Wendy runs the scenario again with the same grants and exchange ratio. But this time, she looks at what will happen with a stock growth assumption of 18% a year. In this scenario, in 2013 Intel stock would be trading at around $37 and Wendy’s current options would be worth around $996. If she exchanges this grant, her new options would be worth $892 in 2013 — so in this scenario, she’s ahead by about $100 by keeping her current options.

As you can see, in Wendy’s first run through the model at a 5% annual growth rate, her current options expire before they cross-over, so the new options have more value. However, when she models an 18% growth rate, her current options do cross-over before they expire and become more valuable than the new options. Wendy then determines that for the current option to reach the exact cross-over point before expiration requires an annual growth rate of 12%. And the cross-over point for this grant, where the current and new options have the equal value, is right around $30 — any stock price higher than that delivers more value in the current options; any stock price less than that delivers more value in the new options.
Now it’s decision time for Wendy — does she think Intel stock will rise quickly enough that she should keep her current options, or does she think that the stock price will grow more slowly and her current options might expire before they cross-over, in which case she might exchange. Her decision to keep or exchange really depends on which stock price growth scenario she thinks is more likely.
Okay, we’ve talked about the four factors to consider when making your decision to keep or exchange. Now, let’s see how these factors come together in the My Option Exchange tool.
The best way to access the My Option Exchange tool is through the Stock Option Exchange Program page on Circuit, by clicking the link here.
Once you’re in the tool, the first thing to consider is the data on your current options. On the main page of the tool, you’ll see your eligible grants, and for each one, you can see the grant date, expiration date, number of options, and the grant price. Next to that, you’ll see the information about the new options. You’ll see the exchange ratio for each grant and the quantity of new options you would receive if you choose to exchange. The third factor you need to consider is your expectations for stock price growth. To help you do this, the tool has a modeling capability. And because your option exchange decision needs to be made on each grant, the modeling functionality is at the individual grant level. Let’s take a closer look at how the modeling works.
This is the modeling window. It’s here where you’ll model the cross-over point as you compare the potential future value of your current and new options. Notice the grant price of the current grant is displayed at the top, there is a table of quantities and projected values arranged by year, which will also be graphed below. The hypothetical new grant price sliding bar provides the ability to model various grant prices for the new options.

You also see the hypothetical annual stock price growth rate slide bar. Yes, that’s quite a name, but simply put, this is how you model your expectations for Intel’s stock price and hence, the cross-over point. It’s shown as a linear growth rate percentage. Changes to this slide bar drive the prices shown in the table below as well as on the graph. The expiration of your current grants is shown and the projected value in the first 4 years of the new grant reflects the vesting schedule.
So, you’ve thought through the four things to consider and you’ve decided whether or not to exchange your current grant. You’re now ready to register your decision. Back on the main page, you see there are buttons to either keep your current options or exchange them for new ones. Remember, you register your decisions on a grant-by-grant basis. If you don’t register a decision on a grant, no change will be made to your options. After you click submit, you’ll need to read and accept the terms and conditions of the option exchange.
You’ll then see a page showing your registered decisions. You may want to print out the confirmation of your final decisions and keep it for your records. An email with this same information will be sent automatically to your Intel email account. You can come back as many times as you like during the exchange window to make or change your decisions — but when the exchange window closes, you can’t make any more changes and your decisions are final. There will be no exceptions, so ensure you register your decisions in time.
I’ve discussed the exchange ratios and how they are a critical decision factor, but there is one last important piece of information about the ratios that you need to know. The exchange ratios will be set at the beginning of the exchange window. HOWEVER, because the stock price will continue to move while the exchange window is open we may need to revise the exchange ratios. IF, and it’s only an ‘if’, the stock price moves significantly, the ratios will be reset. If that were to happen, the final ratios would be set approximately 10 days prior to the close of the exchange window. You’ll be notified of this by email and you may then want to reconsider your choices based on the final ratios. If it’s not necessary to reset the ratios, then the original ones in effect when the exchange window opens will become the final ratios for the program.
I understand this is a lot of information and you may have additional questions along the way. The best place to go for help is the Stock Option Exchange Program page on Circuit. There you’ll find the most current information and a host of additional resources. It’s also important that you review the Offer to Exchange document, which contains all of the details of the Option Exchange Program.

Now, let’s quickly review the four decision factors and then talk about what you’ll need to do. The first decision factor is the information on your current grants: number of options, grant prices, and expiration dates. The second is the information on a potential new grant: the grant price, expiration date, vesting schedule, and number of options. Third are your expectations of Intel’s stock price growth rate. And fourth is using the cross-over point to evaluate whether your current or new options would have the most potential future value.
So what do you need to do now? After the exchange window opens on September 28th, go into the “My Option Exchange” tool, look at your grants, the exchange ratios, and model the cross-over points. Then, make the best decision for you on each of your grants and register them in the My Option Exchange tool. Be aware that there may be a change to the exchange ratios approximately 10 days prior to the close of the exchange window, which is October 30th. That’s also the day the new grant price will be set and your new options will be officially granted. The new grant will become viewable in your UBS account within a few weeks after the exchange closes.
I’m Brit Wittman, and this has been Intel’s stock option exchange. Thanks for your time and attention. Please remember to register your decisions during the option exchange window. The deadline is October 30th ...but don’t wait until the last minute. The stock option exchange: it’s your option.